Schonfeld & Weinstein, L.L.P.
80 Wall Street, Suite 815
New York, New York 10005
212-344-1600
Fax:  212-480-0717

July 10, 2009

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: Peggy Fisher Assistant Director

RE:   Ready Welder Corporation
  Registration Statement on Form 10-12G
  Amended June 16, 2009
  File No.00053549

Dear Ms. Fisher:

We are in receipt of your letter dated June 26, 2009, and would like to respond as follows:

 Item 1. Business

1.           We have eliminated all abbreviations and language that may be used unfamiliar to investors who may not be experts in the welding industry.

Markets

2.           We have revised this section to clarify that in the past the majority of RWC's revenues were from sales to the military and that the company has hired a new marketing director to find new ways to market their welders.

Military Use

3.           We have stated the current status of sales to our distributor and the extent to which sales have declined due to the cancellation of the contract with the United States Army.

Distribution Agreements

4.           We have revised disclosure to note that Lodetone, LLC served as master distributor until June 30, 2008.

5.           We have identified RWC's four major customers.

Item 1A. Risk Factors

Government purchases could terminate

6.           We have revised this risk fact to state and qualify the effect on revenues as a result of the termination of the contract with the U.S. Army.

The price of our securities.

7.           We have removed the risk factor regarding the offering price.

Management’s Discussion and Analysis of Financial Candidates

8.           We have added disclosure to state, in laypersons terms, the direction RWC’s business is headed, and the actions the company is taking to increase sales.

9.           We have deleted reference to the Private Securities Litigation Reform Act of 1995.

Critical Accounting Policies

Financial Statement in U.S. Dollars

10.           Although we sometimes buy parts from China suppliers all transactions have been in U.S. Dollars.  The filing has been revised accordingly.

Evaluation of Inventory

11.           We have explained that during periodic counts of inventory, obsolete items are identified and written down or off to estimated net realizable value.  Parts are determined obsolete if they are found defective and not usable.  Estimated net realizable value is the estimated recovery amount of the item.

Overview

12.	All references to “copyrighted” designs have been removed.

13.   We have revised disclosure to take into account the decrease in revenues during the first quarter of 2009.

14.         We have revised the statement about RWC seeking to diversify into other markets.

Results of operations

Three Months ended March 31, 2999 compared to three months ended March 31, 2008

15.           We have disclosed that professional fees increased as a result of RWC's audit and the Form 10 registration statement.

Item 3. Properties

16.           We have expanded disclosure to state that the property listed as RWC's corporate offices are owned by Dr. Theodore Holstein, RWC's President and majority shareholder. RWC does not pay rent for the use of these offices.

Item 13. Financial Statement, page F-1

17.           We have labeled all of the financial information as of March 31, 2008 as unaudited.

Note 1 – Summary of Significant Accounting Policies

18.           This note has been revised to include disclosure of RWC's accounting policy for foreign currency transactions.

Thank You.

Very truly yours,

Andrea I. Weinstein

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